Matthew Ricciardi Chief Counsel - Public Company & Corporate Law Section MetLife 1095 Avenue of the Americas New York, New York 10036 Tel 212-578-2675 Fax 212-743-0603

May 21, 2012

CERTAIN INFORMATION IN THIS LETTER HAS BEEN

OMITTED AND PROVIDED SUPPLEMENTALLY TO

THE SECURITIES AND EXCHANGE COMMISSION.

CONFIDENTIAL TREATMENT PURSUANT TO 17 C.F.R.

§200.83 HAS BEEN REQUESTED BY METLIFE, INC.

WITH RESPECT TO SUCH INFORMATION.

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MetLife, Inc. Current Report on Form 8-K Filed December 27, 2011 File Number: 001-15787

Dear Mr. Riedler:

This letter sets forth the response of MetLife, Inc. (the “Company”) to the comments contained in your letter dated May 7, 2012, regarding the Company’s Current Report on Form 8-K filed on December 27, 2012.

In response to your comments, we have reproduced your comments below in boldface, italic type and set forth our response immediately below each comment.

Item 7.01

We note the anticipated sale of MetLife Bank’s depository business announced on December 27, 2011 and recent disclosures indicating that once you have completely exited the depository business, you plan to terminate MetLife Bank’s FDIC insurance, putting you in a position to be able to deregister as a bank holding company, and, upon completion of the foregoing, you will no longer be regulated as a bank holding company or subject to enhanced supervision and prudential standards as a bank holding company with assets of $50 billion or more. Given that this chain of events, if consummated, will allow the company

Mr. Jeffrey Riedler

Securities and Exchange Commission

May 21, 2012

to proceed with the capital deployment plan submitted pursuant to the Federal Reserve’s 2012 Comprehensive Capital Analysis and Review and to which the Federal Reserve raised objections, the company’s progress towards consummating the sale of the depository business to GE Capital Financial Inc. is material. We also note that during the company’s earnings call on May 4, 2012, management was no longer willing to provide guidance as to the anticipated closing date of this transaction which the company had previously predicted would occur by the end of the second quarter of 2012. Please provide us with a copy of the definitive agreement between MetLife Bank and GE Capital and advise us to what extent events since entry into the agreement, including, without limitation, the results of the CCAR 2012, may have interfered with or materially threatened the consummation of the transaction to sell the depository business. Further, please specifically note any provisions of the definitive agreement that may have been implicated or invoked by the contracting parties in response to the results of the CCAR 2012 or events surrounding the announcement of such results such that consummation of the transaction on the terms set forth in the definitive agreement would be at risk.

We are providing to the staff supplementally a copy of the Purchase and Assumption Agreement by and among MetLife Bank, N.A., GE Capital Financial Inc., MetLife, Inc., and General Electric Capital Corporation (the “Agreement”).

The sale of MetLife Bank’s depository business requires approval from several regulators. As a Utah industrial loan company regulated by the Federal Deposit Insurance Corporation (“FDIC”) and the Utah Department of Financial Institutions (the “Utah DFI”), GE Capital Financial Inc. must obtain the approval of the FDIC under the Bank Merger Act and of the Utah DFI in order to assume the deposits being transferred to it. In order for MetLife, Inc. to deregister as a bank holding company, MetLife Bank must obtain the approval of the OCC to significantly change its assets and business and an order from the FDIC terminating its deposit insurance. The deposit insurance cannot be terminated until MetLife Bank has disposed of all of its remaining deposits through consummation of the proposed transaction with GE Capital Financial Inc. We expect that when the sale of the depository business to GE Capital Financial Inc. is completed, MetLife Bank will be able to certify to the FDIC that it no longer holds any deposits, and that MetLife Bank will be able to receive confirmation from the FDIC that its deposit insurance is terminated shortly thereafter.

We do not believe that any events have occurred that ultimately will interfere with or materially threaten the consummation of the transaction contemplated in the Agreement. Moreover, none of the parties to the Agreement has invoked any provisions that would put consummation of the transaction at risk. Our reluctance to provide specific guidance as to the anticipated closing date of the transaction relates solely to the fact that the closing cannot occur until the transaction has received certain regulatory approvals. When the Agreement was signed in December 2011, we estimated, based on the experience of our advisors in generally similar transactions, that meeting all closing conditions, including obtaining regulatory approvals, would take four to six months. Following signing, the regulatory applications were filed promptly and

Mr. Jeffrey Riedler

Securities and Exchange Commission

May 21, 2012

the parties to the Agreement have responded to requests for additional information from the regulators on a timely basis. However, since much of the originally estimated four-to-six month period has elapsed and we have not yet been advised when the pending Bank Merger Act application related to this transaction will be presented to the FDIC Board (which generally meets only once each month) for approval, the Company has concluded that it is no longer appropriate for it to specify the timing for obtaining the requisite regulatory approvals needed to complete the transaction.

Staff of the FDIC have informed the parties to the Agreement that they continue to work diligently to process, and ultimately present the Bank Merger Act application to the FDIC Board for approval. We are not aware of any substantive issues that are slowing down the process or might ultimately cause the FDIC to not approve the pending Bank Merger Act application, and we have not received any information from the FDIC or other regulators responsible for approving the applications that the CCAR 2012 results or events surrounding the announcement of such results have had or will have an impact on the timing or ultimate disposition of the pending applications.

In its Form 10-Q for the quarter ended March 31, 2012, the Company expanded its disclosure on the status of the regulatory applications relating to the sale of MetLife Bank’s depository business. For example, Note 2 (Acquisitions and Dispositions) to the Interim Condensed Consolidated Financial Statements (pages 15-16 of the Form 10-Q) states in relevant part:

In December 2011, MetLife Bank National Association (“MetLife Bank”) and MetLife, Inc. entered into a definitive agreement to sell most of the depository business of MetLife Bank to GE Capital Financial Inc. The transaction is subject to the receipt of regulatory approvals from the Office of the Comptroller of the Currency (the “OCC”), the Federal Deposit Insurance Corporation (the “FDIC”) and the Utah Department of Financial Institutions (the “Utah DFI”) and to the satisfaction of other customary closing conditions. GE Capital Financial Inc. has filed applications with the FDIC and the Utah DFI seeking approval of the assumption of the deposits to be transferred to it, and MetLife Bank has filed applications with the OCC seeking approval to change the composition of substantially all of MetLife Bank’s assets and with the FDIC to terminate MetLife Bank’s FDIC deposit insurance contingent upon certification that MetLife Bank has no remaining deposits (which is dependent on the assumption by GE Capital Financial Inc. of the deposits to be transferred to it). The parties have responded to questions on their applications from the staff of the OCC, the FDIC and the Utah DFI, and are awaiting action by these regulators on their applications. In January 2012, MetLife, Inc. announced it is exiting the business of originating forward residential mortgages. In conjunction with these events, for the three months ended March 31, 2012, the Company recorded a net gain of $7 million, net of income tax, which included gains on securities and mortgage loans sold, partially offset by impairments on mortgage loans, lease impairments and other employee-related charges. Additionally, in April 2012, MetLife, Inc. announced that it is exiting the reverse mortgage origination business and that it and MetLife

Mr. Jeffrey Riedler

Securities and Exchange Commission

May 21, 2012

Bank entered into a definitive agreement to sell MetLife Bank’s reverse mortgage servicing portfolio. The transaction is subject to certain regulatory approvals and other customary closing conditions. The Company expects to incur additional charges of $77 million to $115 million, net of income tax, during the remainder of 2012, related to exiting these three businesses. The total assets and liabilities recorded in the consolidated balance sheets related to these businesses were approximately $19.5 billion and $18.6 billion at March 31, 2012, respectively, and $19.3 billion and $18.2 billion at December 31, 2011, respectively. These businesses did not qualify for discontinued operations accounting treatment under GAAP.

Substantially similar disclosure about the status of the pending sale of MetLife Bank’s depository business and the related regulatory approvals appears in several other places in the Form 10-Q where the sale of the depository business is discussed:

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” (see pages 116-117);

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations – Industry Trends – Regulatory Developments” (see page 122);

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – MetLife, Inc. – Capital” (see page 172); and

•

“Risk Factors – Our Insurance, Brokerage and Banking Businesses Are Highly Regulated, and Changes in Regulation and in Supervisory and Enforcement Policies May Reduce Our Profitability and Limit Our Growth” (see page 194).

*****

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jeffrey Riedler

Securities and Exchange Commission

May 21, 2012

If we may be of assistance in answering any questions that may arise in connection with the staff’s review of our response letter, please call me at 212-578-2675. For your convenience, we are sending a copy of this letter to Karen Ubell via e-mail, in addition to filing it on EDGAR under the form type label CORRESP.

Sincerely,

/s/ Matthew M. Ricciardi

Matthew M. Ricciardi Chief Counsel
MetLife Group, Inc.

cc:	Steven A. Kandarian
Nicholas D. Latrenta